Mail Stop 4561
								December 20, 2006


By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re:	Ultitek, Ltd.
	Registration Statement on Form 10-12(g)
	Correspondence
	Filed December 7, 2006
	File No.  0-51819


Dear Mr. Price:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have reviewed your response to our comments filed with the commission on December 7, 2006. We disagree with your conclusions presented therein for the following reasons:

* Historically, the staff has not accepted illiquidity discounts to value unregistered shares of greater than 10%, and you use an illiquidity discount of 58.7% in your valuation. Because you began trading your unregistered shares on the OTC BB shortly after they were issued, we do not believe that any use of an illiquidity discount to value these shares is appropriate, given your particular facts and circumstances;

* Further, the staff does not believe that it is appropriate to utilize an illiquidity discount for the 14,000,000 shares issued in
January of 2006, since you filed a registration statement with the Commission shortly thereafter;

* The use of block or illiquidity discounts to value your shares because the shares are unregistered is inappropriate, since the OTC
BB provides a liquid market for your unregistered shares; and,

* We continue to believe that trades between unrelated third parties present the best evidence of the fair market value of your stock. Further, your cumulative trading history includes over 3 million trades of your stock over a period of approximately 15 months.

Based on the above, please revise your filing to restate your financial statements for all stock transactions in response to our previously issued comments.


 	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at
202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica
Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.


								Sincerely,



								William Friar
								Senior Financial Analyst
								Financial Services Group



cc:	Virginia K. Sourlis
	The Sourlis Law Firm
	The Galleria
	2 Bridge Ave
	Red Bank, NJ  07701
Mr. Roman Price
Ultitek, Ltd. Form 10-SB
December 20, 2006
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